Enterra Energy Trust Announces Filing of Annual Information Form, Form 40-F

and Revised Management’s Discussion and Analysis

Calgary, Alberta – April 2, 2007 – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) today announces that it has filed its Annual Information Form (''AIF'') for the year ended December 31, 2006 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (''SEDAR'') in Canada. The AIF contains the disclosure and reports relating to reserves data and other oil and gas information as mandated and required by Canadian Securities Administrators under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The Trust has also filed its Form 40-F with the Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system in the United States.

Enterra also announces that it has filed a revised Management’s Discussion and Analysis (“MD&A”) for the period ended December 31, 2006. The revised MD&A supersedes the MD&A filed on SEDAR on March 23, 2007 and corrects errors in the tables summarizing finding and development costs and the net present values of reserves.

Electronic copies of the MD&A and AIF can be found for viewing on Enterra’s profile at www.sedar.com. An electronic copy of the Trust’s Form 40-F may be obtained on Enterra’s profile at http://www.sec.gov/edgar.shtml. All documents will also be available on the Trust’s website at www.enterraenergy.com.

Unitholders may request to receive a hard copy of the company’s complete audited financial statements, free of charge, by contacting Investor Relations by email at info@enterraenergy.com, or by phone at (877) 263-0262.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information regarding the Trust contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding risks and uncertainties described from time to time in the reports and filings made by the Trust with securities regulatory authorities. Although the Trust believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Trust's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The Trust may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. The Trust's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com

www.enterraenergy.com